AVENDUS CAPITAL INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2016

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Avendus Capital Inc. is a Delaware Corporation formed on December 21, 2007, and had been the wholly owned subsidiary of Avendus Capital Private Limited, located in India. Avendus Capital Private Limited is referred herein as the Parent or Parent Company.

On January 28, 2016 Avendus Capital Inc. has restructured its share capital pursuant to which The Parent Company's shareholding In Avendus Capital Inc. (US) has been reclassified into two classes of stock: (a) Class A Common Stock" having a par value USD 0.01. Each share of Class A Common is entitled to both voting rights and dividend and distribution rights; (b) Class B Common Stock (having par value USD 0.01. Each Class B Common share is entitled to only dividend and distribution rights and no voting rights.

Further, Avendus Capital Inc. (US) made a fresh issuance of 39,000 Class A Common Stock representing 95.12% of total Cass A Common Stock issuance Call A Common Stock. Post issuance to 2 individuals and 2 trusts for a total consideration of $202,500.

The Avendus Capital, Inc. (US) commenced operations as a Broker/Dealer on September 28, 2010, with its membership approved on September 28, 2010, by the Financial Industry Regulatory Authority (FINRA). The presentation of its financial statements are in conformity with accounting principles generally accepted in the United States of America, and these statements reflect the accepted principles that apply to the development stage subsidiary (December, 2007 through September, 2010) of the operating Parent.

The Company earns revenues consisting of fees from consulting and investment banking.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Accounts Receivable

There are no amounts due the Company from accounts receivable.

Due from Avendus Capital Private ltd.

The receivable consists of $296,641 from Avendus Capital Private, Limited from revenues earned and expense reimbursements incurred per an intercompany service agreement dated on October 1, 2010 and currently in effect.

AVENDUS CAPITAL INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2016

Foreign Tax Refund Receivable

The tax refund is a receivable of $361,956 from the government of India, and represents a 10% tax on payments or remittances from the (Parent Company). Avendus Capital Private, Limited (Parent) in behalf of Avendus Capital Inc. (Subsidiary) and the management of Avendus Capital, Inc.'s management of both companies have both represented that the refund will be made, but cannot determine the date that payment is expected. During the fiscal year ended March 31, 2016, Avendus Capital Inc. received $10,886 of the refund.

Deferred Tax benefits

The deferred tax benefits represent the amortization of start-up costs of $1,024,065 over 15 years resulting in a tax deduction of $68,271 per year and a tax benefit of approximately $25,000 per year creating a temporary timing difference of the tax benefit. The unamortized tax benefit at March 31, 2016 is $321,222.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the balance sheet, and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Assets and Liabilities

The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles, and the carrying values approximate fair value at current market rates.

Cash

The Company maintains its accounts at Citibank and the amount is fully insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). There are times when the cash balances exceed $250,000. The cash balance including the Security deposit, at Citibank at March 31, 2016 was $1,371,997. Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum.

Start-Up Expenses

The Company had been a "Developmental Stage Enterprise" until September 28, 2010 and the "Start-Up" Expenses have been written off as an expense in accordance with accounting principles generally accepted in the United States. These expenses are being amortized for income tax purposes at $68,271 a year through September 30, 2025 resulting in a tax benefit to the Company of approximately $321,222 as of March 31, 2016.

Property and Equipment

The Company's property and equipment consists of office furniture, fixtures and leasehold improvements. The cost of office furniture, equipment, and leasehold improvements at March 31, 2016, was $52,639 and $36,200, respectively. Depreciation expense and accumulated depreciation is on a GAAP basis (5-7 years straight line).

NOTE 3 – RISKS AND UNCERTAINITIES

Risks

The Company is subject to substantial risks from, among other things, changes in the economic climate and its effect on prospective clients and their need for capital or financial advisory services offered by Avendus Capital Inc., rapidly changing customer requirements, limited operating history, and the volatility of public markets.

Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in an additional loss to the Company but that will only be resolved when one or more future events occur or fail to occur. The Company's management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies, there are no legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings. If the assessment of a contingency indicates that it is probable and that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. There are no such accruals on these financial statements.

NOTE 4 – ORGANIZATION EXPENSES

The Company incurred "Organization Expenses" of $2,924, which has been amortized for income tax purpose over five years.

NOTE 5 – INCOME TAXES

The provision for taxes on book income is as follows:

Federal	$	131,632
NYS		33,271
NYS MTA		8,517
NYC		32,577
NJ & Delaware		2,300
Total	$	208,297

NOTE 6 – DEFERRED RENT

The Company has a total future lease commitment on 499 Park Avenue in the amount of approximately $122,800 at March 31, 2016. The Company, however, received free rent for the first three months of the lease. The free rent resulted in a deferred rent liability of $6,904 at March 31, 2016, which is being

amortized over the term of the lease (60 months), including renewals. The lease expires on December 7, 2016.

NOTE 7 – LEASE COMMITMENT

The Company relocated their office to 499 Park Avenue in New York City. The lease term is five years, including a one year option to renew, expiring on December 7, 2016. The lease calls for rent and utilities of $15,351 per month, plus escalations.

NOTE 8 – SECURITY DEPOSIT

The lease deposit at March 31, 2016 was $92,055 and is in the form of "Restricted Cash" in a certificate of deposit at Citibank. There is an additional security deposit of $6,000.

NOTE 9 - EARNINGS PER SHARE

The Company uses FASB ASC 260-10, (formerly SFAS No. 128), "Earnings per Share," for calculating the basic and diluted earnings (loss) per share. Basic earnings (loss) per share are computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding.

Diluted earnings per share are computed similar to basic earnings per share except that the denominator is increased to include common stock equivalents, if any, as if the potential common shares had been issued. There are no common stocks equivalents, therefore either basic or diluted income per share are the same and calculated at $0.40 per share.

NOTE 10 – COMPREHENSIVE INCOME (LOSS)

The Company complies with FASB ASC 220-10-45-3 and 45-5 (formerly SFAS No. 130. Reporting Comprehensive Income, Paragraphs 9 and 14) which requires comprehensive income to be reported when a company presents a full set of financial statements that report financial position, results of operations, and cash flows. Comprehensive income refers to net income plus other comprehensive income that are reported as separate components of shareholders' equity. There was a comprehensive gain during the current year resulting from the Indian rupee loss against the US dollar loss as follows:

Foreign tax receivable before conversion	$ 447,236
Loss accumulated loss on currency exchange	(85,280)
Foreign tax receivable after conversion	$ 361,956

NOTE 11 – FAIR VALUE MEASUREMENT

The Company complies with FASB ASC 820-5-1(formerly SFAS No. 157) in determining the value of monetary assets. The Company complies with the reporting requirements of FASB ASC 820-5, but does not have any cash equivalents or other monetary assets.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company provided services per an "Intercompany Services Agreement" dated October 10, 2010, and recorded $3,217,385 in revenues for the fiscal year ended March 31, 2016.

NOTE 13 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 15, 2016, which is the date the financial statements were available to be issued. There were no occurrences that required additional disclosure.